COR 5

Why Invest Product Technology Traction Terms FAQ Invest Now

REGULATION CROWDFUNDING · NOW ON HIGHLANDER

KNOW BEFORE YOU TRAIN.


READINESS
72 · Focused
SIGNAL FUSION
ECG + PPG
SNAPSHOT TEST
60 sec

COR5 is a dual-mode handheld + wearable performance system that actively measures physiological response before, during, and after training — interpreted against each athlete's personal baseline. Now raising to scale manufacturing and convert signed LOIs covering 9,000 units into commercial orders.

Invest in COR5 | See how it works

- 5 synchronized sensors
- 60+ physiological & performance metrics
- ≈ 4 min of active testing
- Target shipping: Q4 2026

MAX RAISE	SHARE PRICE	MIN INVESTMENT	DEADLINE
$950K	$1.00	$250	Feb 28
Regulation Crowdfunding	Per share	Open to everyone 18+	2027

THE OPPORTUNITY

Most wearables give you a score. COR5 measures how you respond.

Passive wearables are built for continuous monitoring. COR5 adds active testing: a repeatable Test → Train → Re-test loop using synchronized multi-signal measurements and each athlete's personal baseline.

Passive monitoring

- Continuous background tracking

Passive monitoring

- Continuous background tracking
- Sleep, activity and recovery trends
- Designed to monitor over time
- Useful context, but no defined Test → Train → Re-test protocol

VERSUS

Active testing

- ECG + PPG + BIA + skin temperature + IMU
- 60+ physiological & performance metrics
- Test **before** training
- Monitor response **during** training
- Re-test recovery **afterward**
- Interpreted against your personal baseline

IMPEDANCE • THERMAL · SKIN TEMP • MOTION · IMU • LORAWAN • FIELD SPORTS MODE • COACH DASHBOARD •

THE PROTOCOL

Three checkpoints. One complete picture.

Training ARC connects Before, During, and Recovery. Pro adds a handheld seated-to-standing Ortho Check before training, wearable monitoring during the session, and a post-training Recovery Ortho Check.

Explore Training ARC ↗



01 | Before

ORTHO CHECK

How ready are you for today's load?



02 | During

LIVE SESSION

How is your body responding under load?



03 | After

RECOVERY

How completely are you recovering?

Before. During. After. One connected training picture.

THE DEVICE

Five sensing modalities. One synchronized read.

COR5 synchronizes five sensing modalities in one platform, so performance insights are built from measured physiological data.

Cardiac	Vascular	Composition	Thermal	Motion
ECG	PPG	Bioimpedance	Skin temperature	IMU

HARDWARE

Multi-signal capture in a device that fits in one hand.

- **Dual-mode.** Handheld for tests, wearable chest position for live sessions.
- **Purpose-built signal acquisition** for active physiological testing.
- **Three ways to connect:** onboard capture, Bluetooth LE, and LoRaWAN.
- **FCC / CE certification in progress.** Wellness device — not for diagnosis.


COR5

THE SOFTWARE

60+ metrics. Personalized to you.

Readiness, recovery, cardiovascular response, training load, body status, thermal response and more — interpreted against your own history and personal baseline.


Body Response
Morning Start
Metrics


Training Session
Workout Score
52
Metrics


Trends


Moderate 26 %
High 88 %
Nighttime Recovery
Recovery Index

Body Response · post-test panel


Peak HR 171 BPM
Score 39
Cardio Strain
Training Load
Light 6.4/10
Beta 58/100
Temp
Stress
Low +2.0 F
Low 34 %

Training Session · live workout score



Trends · longitudinal baselines

WATCH

See COR5 in motion


COR5 Measuring the Missing Half of Readiness
Cor5
AI
KNOW BEFORE YOU TRAIN
READINESS SCORE MEASURES
HALF OF YOU
HRV + SWAY
COR5
AUTONOMIC + NEUROMUSCULAR
Watch on YouTube


COR5
MADE IN USA

DEFENSIBILITY

The moat isn't just the sensor. It's the system and the longitudinal data it creates.

Synchronized sensing, repeatable active tests, personal baselines and longitudinal history compound over time. Each completed protocol adds a time-aligned, multi-signal record under known conditions.

- **Signal analysis** turns synchronized physiological data into 60+ physiological and performance metrics, with AI supporting history-aware interpretation.



- **Longitudinal baselines** increase the value of the system as more athlete history is collected.
- **Privacy as positioning.** Encrypted in transit and at rest. Users can export their data and request deletion subject to applicable retention requirements. COR5 does not sell personal or physiological data.

WHERE THE REVENUE CONCENTRATES

One athlete is a subscription. One squad is a contract.

Field Sports Mode is designed to connect athlete sessions to a coach dashboard, with optional LoRaWAN connectivity for team environments and per-athlete readiness, training load and reporting.

- **$299–$399 per athlete / year** on annual team contracts.
- **8 pilot programs** underway.
- **NBA, NFL, NHL and MLS** conversations active, plus multiple college programs.



TRACTION

Signed LOIs demonstrate early commercial demand.

This raise is about converting signed LOIs and active pilots into purchase orders and shipped units.



9K

Units covered by **signed** letters of intent

1,000 targeted for 2026 · 8,000 for 2027



Dual-mode | Worn

CHEST POSITION

The same device that runs the test streams the session.

8

Pilot programs underway

5

Professional team discussions

Target commercial availability: Q4 2026

Pre-orders are live now — early bird at $199 for the first 500 units against a $299 launch price.

Hardware + recurring

A device-led entry point pulling athletes onto $179–$499/yr subscriptions and team contracts.

Category timing

Recovery and readiness went mainstream on passive data. COR5 arrives with the active test that market is now asking for.

USE OF PROCEEDS

What this raise unlocks

Certification

Completing FCC / CE certification pathways.

Technology License & Backend Access

Secure licensing rights and access to the compatible backend infrastructure.

Commercial manufacturing

Scaling build capacity against the LOI pipeline.

Software Expansion

Complete the remaining front-end features on the existing platform, including the coaching dashboard, Signature functionality, and additional tools for athletes, coaches, and teams.

Pilot-to-customer

Converting active pilots into purchase orders.

BUSINESS MODEL

Sell the device once. Earn the season.

BASIC

$179/yr

Entry tier for recreational athletes. $19/mo.

PRO MOST POPULAR

$349/yr

The flagship serious-athlete plan. $39/mo.

PERFORMANCE LAB

$499/yr

Premium analytics and coach exports. $59/mo.

TEAM / COACH

$299–399/athlete/yr

Annual contracts with the full coach dashboard.

THE OFFERING

Invest in COR5

A Regulation Crowdfunding offering conducted through Highlander — open to accredited and non-accredited investors alike.

TOTAL RAISED

$0.00

INVESTMENTS TO DATE

0

Join them ↗

Offering terms

REGULATION CROWDFUNDING · COMMON STOCK

Type of security offered	**Common Stock**
Purchase price per share	**$1.00**
Offering minimum (target)	**$10,000** · 10,000 shares
Offering maximum	**$950,000** · 950,000 shares
Minimum investment (per investor)	**$250.00** · 250 shares
Offering deadline	**February 28, 2027**
Investor eligibility	**Open to all investors 18+ (U.S.)**
Payment methods	**Credit card · ACH · Wire**

The minimum individual purchase amount accepted under this Regulation CF offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by February 28, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under this Regulation CF offering by the Offering Deadline, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

CLOSES IN

142 DAYS **15** HOURS **19** MINUTES **16** SECONDS

Invest in COR5 ↗

INVESTOR INCENTIVES

Bonus shares

TWO WAYS TO QUALIFY · 5% MAXIMUM

TIME-BASED · EARLY BIRD

5% **bonus shares**

Invest by **October 31, 2026** and receive 5% bonus shares.

22	14	19
DAYS	HRS	MIN

EITHER / OR

AMOUNT-BASED

5% **bonus shares**

Invest **$5,000 or more** and receive 5% bonus shares.

These incentives do not stack. The bonus is 5% either way — investors who qualify for both the Early Bird and the $5,000+ tier receive a single 5% bonus, not 10%. Bonus shares are issued at the Company's discretion in accordance with the terms of the offering. Review the Form C for complete terms before investing.

INVESTOR FAQ

Questions, answered

Why should I participate in crowdfunding? +

Who can invest on Highlander? +

Are there any limits to how much I can invest? +

What's the minimum I can invest? +

What forms of payment can I use to invest? +

Can I cancel my investment? +

When is my investment complete? +

Can I sell my equity once the fundraising is complete? +

What will the return on my investment be? +

BK What's on your mind? Ask a question...

BE FIRST. KNOW YOUR BODY.

Invest in COR5 — and help bring active physiological testing to market.

$1.00 per share. $250 minimum. Open until February 28, 2027.

Invest in COR5

Review the terms

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use, Privacy Policy and Investor User Agreement. Past performance is not indicative of future results.

COR5 is a wellness product, not a medical device. Metrics (including readiness, recovery, cardiovascular response and training load) are for fitness and wellness purposes only — not intended to diagnose, treat, cure or prevent any disease. COR5 is not FDA cleared, and FCC / CE certification is in progress. Offering terms, including bonus share incentives, are qualified in their entirety by the Form C filed with the SEC, which investors should review in full before investing.